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                                                               Exhibit 99 (a)(2)

Subject: OFFER TO CANCEL EXISTING OPTIONS FOR NEW OPTIONS

IMPORTANT-- PLEASE READ IMMEDIATELY - THIS OFFER EXPIRES DECEMBER 12, 2001

Dear all:

I am pleased to announce that Trintech's Board of Directors has approved a Voluntary Stock Option Exchange Program in which eligible employees will have the opportunity to exchange unexercised options granted under the 1997 Trintech Group PLC Share Option Scheme ("Old Options") for the promise to grant new options ("New Options") to be granted in the future. Participation by each option holder is voluntary.

We are making the offer based upon the terms and conditions described in the attached document entitled Offer to Exchange, this email, the attached Election Form, the Notice to Change Election from Accept to Reject, and the Promise to Grant New Options. Please read these documents before you make any decisions regarding the offer.

If you elect to participate in the offer, you must make your election by completing and returning the attached Election Form no later than 12:00 midnight, New York City time, on December 12, 2001. If you do not turn the Election Form in, or if you turn it in after the due date, you will be deemed to not have accepted the offer.

Note that you can access information regarding options granted to you under the 1997 Trintech Group PLC Share Option Scheme by accessing your account at https://optionselect.db.com.

If you properly return the documents requested, your Old Options will be cancelled and, subject to the terms of the offer, we will make an irrevocable commitment to issue the New Options.

There are significant risks for you if you decide to participate in this offer. We urge you to read carefully the sections entitled "Certain Risks in Participating in the Offer" and "Taxation" in the Offer to Exchange. We recommend that you consult your advisers with respect to the tax implications this offer will have on you. Management cannot advise you with respect to the offer.

If you decide to reject the offer, you will not be granted any New Options pursuant to the Offer to Exchange but you will keep any options that you currently hold. These options will continue to be governed by the 1997 Trintech Group PLC Share Option Scheme and by existing option agreements between you and Trintech.

MAIN FEATURES OF THE OFFER INCLUDE:
1) If you are an eligible employee, you will be given the opportunity to tender (surrender) Old Options between November 13, 2001 and December 12, 2001, unless the offer is extended by us.


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     On December 12, 2001, the offer to tender Old Options is scheduled to expire, and surrendered options are scheduled to be cancelled two days after the expiration (the cancellation date is currently expected to be December 14, 2001). On the first business day that is six months and one day after the cancellation date, New Options will be granted for the same number of shares that are subject to your Old Options, less any exercised shares under the Old Options.

2) All employees of Trintech or one of our subsidiaries who: (i) are employees on November 13, 2001 and the date on which the tendered options are cancelled; (ii) are residents of or employed in Ireland, the United Kingdom, the United States or Germany; and (iii) are subject solely to the tax laws of such countries are "eligible employees". All members of our Board of Directors, all members of our Advisory Board and all of our executive officers, however, are not "eligible employees" and may not
     participate in the offer.        ---

3) If an employee elects to cancel one or more Old Options, all options granted since June 13, 2001 (i.e. within the six-month period prior to the expected cancellation date) must also be cancelled.

4) The exercise price of the New Options will be the fair market value of our ADSs on the day the New Options are granted. This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

5) The New Option will not retain the vesting schedule of the Old Option it replaces. Rather, the vesting schedule for each New Option will depend on the grant date of the Old Option that the New Option replaces. If the option you tendered for exchange was granted in or prior to calendar year 1999, your New Option will vest 1/2 on the date of grant and 1/16th of the total shares subject to the option will vest each quarter thereafter. If the option you tendered for exchange was granted in calendar year 2000, your New Option will vest 1/4 on the date of grant and 9.38% of the total shares subject to the option will vest each quarter thereafter. If the option you tendered for exchange was granted in calendar year 2001, your New Option will vest 1/3 on the first anniversary of the date of grant and 1/12th of the total shares subject to the option will vest each quarter thereafter.

6) Individuals electing to cancel a grant pursuant to the offer will not be eligible for additional grants until after June 17, 2002, at the earliest.

7) You must be an employee of Trintech or one of its subsidiaries on the date the New Options are granted. If your employment with Trintech or one of its subsidiaries terminates for any reason before the date the New Options are granted (expected to be June 17, 2002), you will not receive a New Option.

8) All new options will be subject to a new option agreement between you and us. All employees of Trintech resident or employed in the U.K. are required to enter into a joint election, in a form approved by the U.K. Inland Revenue, whereby you agree to accept the transfer of the whole of the National Insurance Liability related to the New Options. Subject to any comments we receive from the U.K. Inland Revenue, we anticipate that the joint election you will be required to sign will be in substantially the form provided to you in connection with this offer. You must

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     execute the new option agreement, and the joint election, if applicable to you, before receiving the new options.

9) Once your Old Options are cancelled, you will not be able to exercise them. All rights to cancelled options will be irrevocably forfeited.

This offer does not constitute a guarantee of employment with Trintech or any of its subsidiaries for any period. The basis of employment with Trintech or any of its subsidiaries remains as set out in your terms and conditions of employment, subject to the provisions of local law.

Attached is the full text of the Offer to Exchange, as filed today with the U.S. Securities and Exchange Commission, together with the Election Form, the Notice to Change Election from Accept and the Promise to Grant New Options.

Thank you for your continued contributions to Trintech's success.


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